UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ACIES CORPORATION
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

004507109
(CUSIP Number)

Miron Guilliadov
c/o Acies Corporation
14 Wall Street
New York, New York 10005
(800) 361-5540

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 3, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	004507109
1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Miron Guilliadov

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	Not
(b)	Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable

6.	Citizenship or Place of Organization: United States

Number of	7.	Sole Voting Power:	0
Shares Beneficially	8.	Shared Voting Power:	228,121
Owned by	9.	Sole Dispositive Power:	0
Each Reporting	10.	Shared Dispositive Power:	228,121
Person With
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 228,121

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 0.45%

14.	Type of Reporting Person (See Instructions): IN

Miron Guilliadov (“Mr. Guilliadov”) hereby amends the Schedule 13D (the “Schedule 13D”) of Acies Corporation (the “Company”) relating to the shares of common stock, par value $0.001 per share (the “Common Stock”) of the Company, originally filed on July 21, 2004, as follows:

Item 1. Security and Issuer.
The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the “Shares”), of Acies Corporation, a Nevada corporation (the “Company”). The principal executive offices of the Company are located at 14 Wall Street, Suite 1620, New York, New York 10005.

Item 2. Identity and Background.
The name of the person filing this statement is Miron Guilliadov. His business address is c/o Acies Corporation, 14 Wall Street, Suite 1620, New York, New York 10005.

Mr. Guilliadov was the Company’s Vice President of Sales until his resignation on May 26, 2006.

During the past five years, Mr. Guilliadov has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, Mr. Guilliadov was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Guilliadov is citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On July 3, 2007, Mr. Guilliadov sold in a private transaction all the Company shares that he owned directly. He now owns indirectly shares held by GM Merchant Solution, Inc. (“GM-NY”), a New York corporation, and GMS Worldwide, LLC (“GMS-NY”), a New York limited liability company, which each hold 342,182 shares of common stock of Acies Corporation. The reporting person exercises voting and investment power with respect to one-third (1/3) of the securities beneficially owned by GM-NY and GMS-NY.

Item 4. Purpose of Transaction.

Mr. Guilliadov sold 7,190,331 Shares of the Company, at $.04 per share, in a privately negotiated transaction on July 3, 2007. Mr. Guilliadov has no present plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. All Shares of the Company were acquired for investment purposes.

Item 5. Interest in Securities of the Issuer.

Based upon information reported on the last annual report of the Company, there were 51,169,095 Shares of the Company issued and outstanding as of June 18, 2007. As of July 3, 2007, Mr. Guilliadov may be deemed to beneficially own 228,121 Shares of the Company, or 0.45% of the Company’s outstanding Shares, as Mr. Guilliadov shares power to vote or direct the disposition of 342,182 Shares of the Company owned by GM-NY and 342,182 Shares of the Company owned by GMS-NY.

On May 22, 2007, Mr. Guilliadov sold 10,489 shares of the Company at $.05 a share, in a market transaction.

On July 3, 2007, Mr. Guilliadov ceased to be the beneficial owner of more than five percent of the Company’s Shares.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Miron Guilliadov
Name: Miron Guilliadov

Dated: July 9, 2007

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).